WisdomTree Trust

245 Park Avenue, 35th Floor

New York, New York 10167

November 20, 2017

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust
File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

This response is provided on behalf of WisdomTree Trust (the “Trust”) with respect to Staff comments received orally on November 17, 2016 regarding the Trust’s Post-Effective Amendment No. 569, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 14, 2016 for the purpose of registering shares of the WisdomTree ICBCCS S&P China 500 Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please disclose/define ICBCCS.

Response: The disclosure has been revised to define ICBCCS and to also describe ICBCCS in further detail.

2.	Comment: Please provide the Staff with the details of the Fund’s fee table via correspondence once they become available.

Response: The Fund’s fee table is set forth below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.55%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]
Total Annual Fund Operating Expenses	0.55%

[1]	Other Expenses are based on estimated amounts for the current fiscal year.

November 20, 2017

3.	Comment: With respect to the reference in the second paragraph of the “Principal Investment Strategies of the Fund” section, please disclose if there are any risks associated with the S&P Total China BMI Index.

Response: The Index is a sub-set of the S&P Total China BMI Index (“Total Index”). The Fund does not anticipate any risks unique to the Total Index beyond the existing Index disclosure language that would be relevant to the Fund.

4.	Comment: With respect to the last sentence in the first paragraph of the “Principal Investment Strategies of the Fund” section, please confirm that “investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities” is a reference to depositary receipts based on component securities and TBA Transactions.

Response: As stated in the Trust’s ETF exemptive application, filed on August 13, 2007 and amended September 19, 2007, the Trust anticipates that “investments that have economic characteristics substantially identical to those of the Component Securities of an Underlying Index will encompass securities such as depositary receipts based on Component Securities and TBA Transactions.” WisdomTree Investments, Inc., et al, Investment Company Act Release No. 27976 (Sept. 21, 2007).

5.	Comment: Please explain how the eleven sectors identified in the second paragraph of the “Principal Investment Strategies of the Fund” will be weighted, additionally, please confirm whether the two sectors identified in the “Principal Risks of Investing in the Fund” section will be more heavily weighted.

Response: As noted in the prospectus disclosure, the Index seeks to maintain the same sector weights as the Total Index, which is a market-capitalization weighted index. Similarly, the companies within each sector of the Index are market-capitalization weighted. Based on the most recently available Index information, the financial and information technology sectors are the most heavily weighted and risk disclosure has been included in the “Principal Risks of Investing in the Fund” section for the financial and information technology sectors.

6.	Comment: Regarding the chart on page three of the prospectus, please explain how it will be determined which share classes will be included, whether there is a limit on each type of class, and whether one share class will be dominate in the fund.

Response: As stated in the prospectus, each of the listed share classes are included in the Total Index, and the Index is a sub-set of the Total Index. All of the listed share classes are eligible for inclusion in the Index. The Index includes a share class to the extent a company issuing such share class meets the Index requirements noted in the prospectus (e.g., has a float-adjusted market capitalization of at least $300 million). Disclosure has been added to indicate that the largest percentage of the Index is anticipated to be A-Shares.

November 20, 2017

7.	Comment: Depending upon the Fund’s market capitalization range, consider including small-capitalization investing risk under the “Principal Risks of Investing in the Fund” section, if applicable.

Response: Less than 2% of the Index is comprised of small-capitalization components; therefore, the risk has not been included.

8.	Comment: With respect to the last paragraph on page three, please consider revising the technical language describing the trading logistics of Stock Connect, including potentially providing less detail in the summary section of the prospectus.

Response: The language has been refined, but much of the detail has been retained in the summary section of the prospectus because it is believed that such disclosure, which provides a general overview of Stock Connect, provides foundational context in relation to the principal risks described.

9.	Comment: Please explain how the Fund seeks to track performance of China A-Shares and how the related metrics will be applied.

Response: The disclosure has been revised to add further clarity that the Fund may track the Index by investing in China A-Shares either via Stock Connect or via an RQFII, or may invest in the other share classes which are listed in exchanges outside of mainland China.

10.	Comment: Please consider revising the Foreign Securities Risk language to perhaps expand on the risk of the volatility of ADRs and GDRs.

Response: The risk associated with the volatility of ADRs and GDRs is included in the discussion of Foreign Securities Risk under the disclosure in response to Item 9.

11.	Comment: Please narrow the list of principal risks to include fewer than 26.

Response: The principal risks have been further reviewed and “Operational Risk” has been moved from the “Principal Risks of Investing in the Fund” section to the “Additional Non-Principal Risk Information” section.

12.	Comment: Some disclosure should be included to describe how the intraday/interim value (“IIV”) is calculated. This discussion should include the types of values used, impact of foreign currency markets and stale markets, and any other factor that may impede on IIV.

Response: The discussion regarding the calculation of the IIV (referred to in the prospectus as the IOPV) has been further revised and expanded and can be found under the “Share Trading Prices” section.

13.	Comment: Please consider listing the risk associated with “Investments in China” as the first sub-risk under “Geographic Investment Risk” in the Item 9 risk section of the prospectus.

November 20, 2017

Response: The requested change has been made.

14.	Comment: Please include a description of swaps in the Derivatives Risk language in the Item 9 risk section of the prospectus, as swaps are listed in the Fund’s principal investment strategy.

Response: The requested change has been made.

15.	Comment: The Staff notes that the last sentence of the “Principal Investment Strategies of the Fund” section indicates that the Fund will concentrate its investments in the securities of a particular industry or group of industries to approximately the same extent as its underlying Index. Does the Index currently concentrate in any industry or sector? If so, please provide corresponding industry risk or sector risk disclosure under the “Principal Risks of Investing in the Fund” section.

Response: As of September 30, 2017, the Index did not concentrate (i.e., hold 25% or more of its total assets) in the securities of a particular industry or sector; however, please see the response to Comment 5 above.

16.	Comment: Please consider adding a reference to the “Share Class” table set forth in the Fund’s principal investment strategy to the “Investments in China” description under the “Geographic Investment Risk” in the Item 9 section of the prospectus to identify the various ways the Fund is able to access different components of the Index.

Response: The Geographic Investment Risk is intended to describe the social, political and economic conditions and related risks associated with investing in China as opposed to the risks associated with the ways in which such investments may be facilitated. Such risks are discussed separately, including under RQFII Regime Risk and Stock Connect Risk.

17.	Comment: The Staff noted the inclusion of Hong Kong in Item 9, but no corresponding reference in Item 4.

Response: The disclosure has been revised to add a corresponding reference.

18.	Comment: Please consider enhancing discussions regarding liquidity risks.

Response: The Index is composed of 500 of the largest, most liquid equities in China. Notwithstanding, potential liquidity risks are recognized, and disclosure related to such risks is included (or the prospectus has otherwise been revised to include such risks) in the “Principal Risks of Investing in the Fund” section under the risk descriptions related to geographic concentration in China, investing in emerging markets, and investing via RQFII and Stock Connect, as well as the non-principal risks related to trading and the costs of buying or selling Fund shares.

19.	Comment: Please consider elaborating on the PRC tax risk identified.

November 20, 2017

Response: The requested change has been made in the “Tax Risk in China” section of the disclosure in response to Item 9.

20.	Comment: Please identify the Fund’s sub-adviser and portfolio managers via correspondence. Please also disclose whether the sub-adviser has a quota, or otherwise how it intends to access A-Shares.

Response: The Fund’s sub-adviser is ICBC Credit Suisse Asset Management (International) Company Limited (“ICBCCS”), a registered investment adviser and wholly-owned subsidiary of ICBC Credit Suisse Asset Management Co. Ltd. The biography of the portfolio manager is set forth below. A substantial portion of the A-Shares will be available via Stock Connect and there is not anticipated to be significant reliance on ICBCCS’s RQFII quota.

Ada Yin is the Senior Portfolio Manager of Index and Quantitative Investment at ICBCCS. She has over 14 years of ETF and Index portfolio management experience. She has worked and managed a wide range of physical and synthetic replication ETFs and index funds in Canada, Singapore and Hong Kong. Prior to her joining ICBCCS, she was the senior portfolio manager at Enhanced Investment Products Limited where she launched and managed various physical and synthetic replication emerging market ETFs and enhanced index funds. Previously, she was the senior ETF and Index portfolio manager at BNP Paribas Asset Management Asia Ltd. where she managed global ETFs and structured products. Ms. Yin has also previously worked at Canada and Singapore’s Barclays Global Investors Limited for a total of 8 years, where she managed a variety of iShares ETFs and index funds with AUM over $15 billion. She holds a Bachelor of Arts Degree in Accounting from University of Waterloo, Canada.

21.	Comment: Please confirm that all missing bracketed information from Post-Effective Amendment No. 569 will be included in a future filing.

Response: Confirmed.

* * * * *

Please feel free to contact me at 917-267-3721 with any questions.

Sincerely,

/s/ Ryan M. Louvar

Ryan M. Louvar

Secretary

cc:	Joanne Antico, Esq. (WisdomTree)

Sarah English, Esq. (WisdomTree)

W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP)

K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)